Form C

Cover Page

Name of issuer:

Riff LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: OR
Date of organization: 5/25/2017

Physical address of issuer:

494 SW Veterans Way
Suite 7
Redmond OR 97756

Website of issuer:

https://letsriff.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

76,924

Price:

$0.67900

Method for determining price:

Dividing pre-money valuation $11,075,564.18 (or $10,602,528.30 for investors in the first $250,000.40) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.60

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.50

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

7

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$598,051.00	$599,732.00
Cash & Cash Equivalents:	$35,513.00	$75,847.00
Accounts Receivable:	$11,709.00	$8,770.00
Short-term Debt:	$971,497.00	$813,669.00
Long-term Debt:	$632,185.00	$481,253.00
Revenues/Sales:	$252,431.00	$414,316.00
Cost of Goods Sold:	$295,299.00	$346,397.00
Taxes Paid:	$0.00	$0.00
Net Income:	($875,439.00)	($1,213,637.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Riff LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Evers	CEO	Riff	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kevin Smyth	COO	2017
Colin McCall	CDO	2019
Paul Evers	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paul Evers	3626421.0 Class A	25.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History.

Riff LLC commenced operation in 2017 and still has a limited operating history. Because the Company is still in a "startup" phase, there is little operating and financial data about the business upon which to base an evaluation of its future performance. It would be prudent to consider the risks, expenses, and difficulties faced by a company seeking to establish a new business. The Company may not be able to:

- Attract and retain customers;
- Attract and retain sales and other qualified personnel; or
- Raise additional capital if and when needed.

If the Company cannot achieve these goals it may be unable to grow or sustain the business.

The Company Will Have Limited Cash Reserves, and May Incur Operating Losses.

The Company may incur net losses as a result of its growth efforts until it can produce sufficient revenues to cover its costs, which may never occur. Even if the Company does achieve profitability, it may be unable to sustain or increase profitability in the future since the Company's management intends to invest in the marketing and promotion of the Company's business and further development of the Company's operating infrastructure.

The Company Expects Negative Operating Cash Flow During Growth.

The Company expects to experience negative operating cash flows when expanding and entering into the market. The development and expansion of the business will require additional capital, which the Company may be unable to obtain on suitable terms, or at all. If it is unable to obtain adequate funding on suitable terms, or at all, the Company may have to delay, reduce or eliminate some or all of its expansion, advertising, marketing, product development efforts, general operations or any other initiatives. If the Company raises additional funds through the issuance of equity or equity-related or debt securities, these securities may have rights, preferences, or privileges senior to others' interests in the Company, and the current owners of the Company may experience additional dilution to their equity ownership.

The Company May Encounter Intellectual Property Issues.

While the Company's ability to compete effectively against other companies in its industry does not necessarily depend on the Company's ability to protect proprietary technology under patent, copyright, trademark, trade secret and other intellectual property laws, competitors may accuse the Company of intellectual property infringement. The Company cannot guarantee that its means of protecting the Company from infringing the intellectual property rights of others in the U.S. or abroad will be adequate. The Company may be periodically subject to claims that the Company infringes the intellectual property rights of others. We cannot provide assurance that, if and when made, these claims will not be successful. Intellectual property litigation is, by its nature, expensive and

unpredictable. Any claim of infringement could cause the Company to incur substantial costs defending against the claim even if the claim is invalid, and could distract management from other business. Any potential judgment against the Company could require substantial payment in damages and could include an injunction or other court order that could prevent the Company from using certain trademarks or trade names. Also, because intellectual property is not a core focus of the Company's business, it is possible for unauthorized third parties to copy aspects of the Company's services, develop similar businesses, and the Company may be unable to successfully identify or prosecute unauthorized uses of its intellectual property rights.

Managing Future Growth and Expansion.

The Company anticipates undergoing growth in product development, employees and the scope of its operations. Such expansion could place a strain on the Company's management and operational and financial resources. To manage the expected growth of the operations and personnel, the Company will need to:

• Continue to upgrade its business processes and controls;

• Expand, train, and manage a growing employee base; and

• Expand its finance, administrative and operations staff.

The Company can make no assurances that:

• Its current and planned systems, business processes, and controls will be adequate to support its future operations;

• It will be able to hire, train, retain, motivate and manage required personnel; or

• It will be able to identify, manage and benefit from existing and potential customer relationships and market opportunities.

Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could have a material adverse effect on the Company's business, results of operations and financial condition by leading to increased costs, reduced margins and lower revenue. If the Company is unable to undertake new business due to a shortage of staff or technology resources, its growth may be impeded. Therefore, there may be times when the Company's opportunities for revenue growth may be limited by the capacity of its internal resources rather than by the absence of market demand.

Reliance on the Founders and Managers.

Except with respect to certain decisions outside the ordinary course of business, decisions with respect to the management of the Company will be made by the Founders and Managers, Paul Evers and Kevin Smyth, and any additional officers that the Company may later add. Under the Company's Operating Agreement, as amended (also referred to herein as the "Operating Agreement"), to which purchasers of the Units must become subject in order to purchase Units, non-officers have very limited powers in the day to day affairs of the Company. Accordingly, no person should purchase Units unless he or she is willing to entrust most aspects of the management of the Company to the Managers. If the Managers, Paul Evers and Kevin Smyth were to leave the Company, the Company's ability to achieve its goals could be materially and adversely affected.

General Risk of the Company's Field.

When trying to produce and market a new consumer product in an established market, namely, cold brewed coffee and energy drinks, the success rate for the initial market entrants is generally not good. The success of a new company in a new competitive market is highly dependent on the execution of the team, but also on things out of the team's control, such as general economic conditions and market and customer acceptance, which can be critical factors that are nearly impossible to predict. Additionally, because the Company is marketing directly to the public with its products, success heavily rests on personal taste of consumers, which may fluctuate widely. If consumers do not appreciate, accept and, ultimately, see value in the Company's products and services, the Company will fail. Even if the Company were to be initially successful, consumer tastes can change rapidly.

Media coverage and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of coffee and/or cold brew coffee, and energy drinks were to decline significantly, sales of the Company's products could materially decrease. Negative publicity regarding coffee and/or cold brew coffee consumption or changes in consumer perceptions in relation to coffee or cold brew generally could adversely affect the sale and consumption of the Company's products and could harm the business.

As the Company grows, the Company's success depends on maintaining good relations with its workforce. The Company cannot guarantee that there will be no future issues involving workforce related matters that may affect the Company such as work stoppages, slowdowns within the Company's operations or those of its suppliers.

As is the case with all businesses in any industry, the Company can be sued at any time. The Company may in the future be party to legal proceedings and claims and significant damages may be asserted against the Company for defective products or other claims. If any of these types of litigation result in fines, damages or reputational damage for the Company, the Company may be materially adversely affected.

Specialized Risk of the Company's Field.

The Company is trying to operate and grow in the currently highly competitive market of cold brew coffee and energy beverages. Sometimes the first entrants in a new and highly competitive field fail and the secondary entrants who are often supported by large companies with substantial resources are successful. The Company cannot guarantee that competing products and companies won't come out that will adversely impact growth and profitability.

The Company's business is in a specialty market with initial limited targeted markets. As a result, the Company will not be diversified as to either the type of products sold or the geographic areas in which the Company operates. This subjects the Company to significant risk if there is an economic slowdown, change in demand, increased competition in the geographic areas in which the Company's products are sold, change in demand for the type of products in which the Company brews, or changes in other factors affecting consumer taste, or a combination thereof. If any such event occurs, the Company may be adversely affected.

Additionally, seasonal consumption cycles and adverse weather conditions in the markets in which the Company expects to operate may have an impact on business operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for cold brew coffee and energy drinks is normally more depressed in major markets in the Northern Hemisphere during the first and fourth quarters of each year.

The Company's business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricane, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, political instability, military conflict and uncertainties arising from terrorist attacks, including, a global economic slowdown, the economic consequences of any military action and associated political instability.

Regulation and Food Safety Could Adversely Affect the Company.

The Company is highly regulated in the United States by the federal, state and local governments. Additionally, the Company produces and distributes ingestible products and therefore is highly regulated by the FDA and other federal and state regulatory agencies. The regulations adopted by these authorities govern many parts of the Company's expected operations, including brewing, transportation, distributor relations and sales. The Company could be subject regulatory agency review and compliance, which could be burdensome.

The Company's business is also routinely subject to new or amended laws and regulations with which the Company must comply. While operating the business, the Company may be subject to claims that the Company has not complied with existing laws and regulations, which could result in claims, fines and/or penalties which could adversely impact the Company. There can be no assurance that the Company will not incur material costs or liability in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Company's proposed business and any products the Company produces in the future.

The Company depends on its suppliers to provide safe and pure ingredients. In addition, the Company depends on its employees, distributors and retailers to follow safe production and handling procedures for its products. Problems and shortcomings in these areas could lead to unsafe product and product safety recalls which could damage the Company's reputation and ability to compete in the marketplace.

Availability and Pricing of Raw Materials and Commodities Could Adversely Affect the Company.

A substantial portion of the Company's operating expenses are related to raw materials and commodities. The supply and price of raw materials and commodities used for the production of the Company's products can be affected by a number of factors beyond the Company's control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, economic factors affecting growth decisions, and various plant diseases and pests. The Company cannot predict future availability of prices of the raw materials or commodities required for the Company's products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that the Company will use to manufacture its products, including materials used for product packaging. The Company may not be able to increase its prices to offset any increased costs or increase its prices without adversely affecting the Company's volume, revenue and operating income. The Company intends to seek such contracts that minimized its exposure to material shortages and price volatility, but if the Company fails to attain such contracts or adequately manage the risks inherent in such volatility, the Company's business may be adversely impacted.

The Company will rely on its suppliers for packaging supplies, raw materials and commodities. If these suppliers become unable to continue to meet the Company's requirements, the Company may be adversely affected. Additionally, the production and distribution of the Company's products will consume material amounts of energy. Recently the country has experienced significant increases in direct and indirect energy costs, and energy costs could continue to fluctuate, which could result in higher transportation, freight and other operating costs, including increases in the cost of supplies. The Company's future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy prices continue to fluctuate, the Company may be negatively affected.

Information Technology Issues Could Disrupt the Company.

The Company will increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all such systems, the Company's information systems may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues. These or other similar interruptions could disrupt the Company's operations, cash flows or financial condition.

If the Company does not build and sustain the proper technology infrastructure, the Company could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage of intellectual property through security breach. As with all information technology systems, the Company's system could also be penetrated by outside parties' intent on extracting information, corrupting information or disrupting business processes. Such interruptions could disrupt the Company's business and could have a material adverse effect on the Company.

Dependence on Distributors Could Adversely Affect the Company.

The Company may rely on distributors for distribution of its products. There is no assurance that these distributors, who often act for multiple competing market participants, will not give the Company's competitors' products higher priority, thereby reducing their efforts to sell the Company's products. Additionally, distributors may not always align themselves with the Company's interests. If distributors do not effectively distribute the Company's products, the Company could be adversely affected.

The Company will seek distribution agreements that will contain provisions providing the Company enforcement and termination rights. However, even if the

agreements provide such contractual rights, some state laws prohibit the Company from exercising such rights and could affect the Company's ability to replace a poorly performing distributor. Additionally, the Company's ability to establish and maintain distribution agreements may be adversely affected by large producers which some distributors rely on for a large percentage of their revenue. If Company's distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

Additionally, the retail industry in the United States continues to change and consolidate, such changes can adversely affect the Company.

Insurance Coverage May Not be Sufficient.

The cost of some of the Company's insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recent have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Facilities May Create Issues.

The Company may incur unexpected costs which are not budgeted in its financial projections in building out the leased space and would potentially require the raising of additional funds and impact the Company's ability to implement its business plans. Further, the Company may not be able to expand production capacity at its facilities when projected during the lease without assurances from the landlord that the Company will have a renewal period sufficient to recover its capital improvements to complete such expansions. In that case, the Company would seek a second location for product production that may include a tasting room. Neither the expense of such additional production nor expected revenue and costs from such additional production capacity is included in the current projections. Additionally, having facilities open to the public, such as the tasting room, the Company may be unexpectedly subject to claims related to such facilities, including but not limited to slip and fall incidents.

Factors Affecting Projections.

The financial projections provided are based on certain assumptions concerning facts and events over which the Company may have no control, including, among other things that the Company will be able to produce the product and develop the partnerships necessary for successfully marketing and selling product. Further, if the Company is unable to gain a solid customer base and achieve the growth projected, it is unlikely that it will meet target revenue goals, and the Company will fail.

Failure to Raise Additional Capital.

This Offering will provide only temporary growth and working capital for the Company. In addition, the Company's actual financing requirements could vary significantly from the Company's projections. The Company might have to raise more funds than it expects, or raise them sooner than it expects, to remain in business and to continue to expand, develop, market and provide its services. If the Company is not able to obtain required funds when needed and on commercially reasonable terms, the Company might not be able to continue its operations.

Potential Dilution if Issuance of Additional Common or Preferred Units.

The Company has the authority to issue additional classes of common and/or preferred units and to determine the price, preferences, rights and restrictions, including voting and distribution rights, of those units by approval of Members holding at least 60% of the Units Eligible to Vote of the Company's units. The rights of the holders of Units may be adversely affected by the rights of holders of any other units that the Company may issue in the future. For example, Company may authorize the issuance of preferred units with more voting rights, higher priority returns or more favorable rights upon dissolution, than the Units or special rights. The funds being raised in this offering may not be sufficient to implement the Company's business plan and sustain operations hereafter. In that case, the potential effect of the sale of additional common or preferred units may adversely affect the value and/or the rights of the holders of the Units.

Potential Dilution if Issuance of Incentive Equity.

The Company has approved and authorized a Profits Interest Incentive Plan for 1,952,451 profits interest units of Class B Nonvoting Units for issuance to advisors, employees and consultants of the Company pursuant to Company's incentive equity plan ("PI Plan"). Grants from the PI Plan would result in dilution of the proceeds attributable to equity holders of the Company upon the sale of the Company.

Broad Management Discretion in Use of Proceeds.

The Company intends to use the estimated net proceeds to be received in this Offering to execute on the business plans. However, the Company may allocate and use such proceeds differently and for other purposes not currently anticipated. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Illiquidity of Membership Interests.

There is no public market for the Units (also referred to as the "Securities") and no such market is expected to develop in the foreseeable future. Additionally, because the Securities have not been registered under federal or state securities laws, the Securities may not be sold or otherwise transferred unless an exemption from the applicable registration requirements is available. There can be no assurance that any exemption under any applicable securities laws will be available for sales of the Securities or that investors will be able to liquidate such Securities. There are restraints on the transferability of the Securities in the Operating Agreement as well. Therefore, investors should be prepared to hold the Securities of the Company for an indefinite period of time.

Arbitrary Offering Price.

The subscription price ("Subscription Price") has been arbitrarily determined by the Company and bears little or no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. The Subscription Price provides no indication of the value of the Company's Units. In determining the Subscription Price, the Company considered factors such as the Company's limited financial resources, the nature of its assets, estimates of its business

limited financial resources, the nature of its assets, estimates of its business potential, and general economic conditions.

Operating Agreement Transfer Restrictions.

All Units are subject to the transfer restrictions and other terms of the Company's Operating Agreement, and it is a condition of purchase of Units that the investor must become a party to the Operating Agreement.

Tax Consequences; Distributions.

The Company is a "pass-through" entity for income taxation purposes. The Company is not a tax paying entity, but is a tax-reporting entity; accordingly, Members shall receive an annual K-1 statement (or such other form as may be specified from time to time by the Internal Revenue Service) reporting the Member's proportionate share of the net losses or income of the Company based upon the units held by the Member in relation to the total outstanding units. Each Member will bear the liability to federal and state taxing authorities with regard to any net income passed through from the Company to the Member. The Operating Agreement contains provisions under which the Company will allocate net losses or income of the Company and may make distributions. The Company's net taxable income is the net excess of items of recognized income and gain over the items of recognized loss and deduction reported on the Company's federal income tax return for the taxable year with respect to which the distribution is being made. The Operating Agreement provides that, subject to restrictions under Oregon law, cash distributions may, in the Manager's discretion, be paid to the Members in proportion to units within 90 days after the end of each fiscal year of the Company in an amount of the Company's net taxable income for the calendar year, reduced by net taxable losses incurred in prior years, equal to a percentage thereof based upon the lesser of (i) 40% or (ii) the sum of the maximum federal and state individual income tax rates of any Member in effect for the fiscal year (taking into account the deductibility of state taxes for federal income tax purposes) less the amount of any distributions made by the Company during the fiscal year (other than distributions made during the fiscal year that were required to be made under the likely provisions of the Operating Agreement with respect to a prior fiscal year). THERE CAN BE NO GUARANTY THAT THE COMPANY WILL HAVE, OR THAT THE MANAGER WILL APPROVE THE DISTRIBUTION OF, SUFFICIENT CASH TO MAKE DISTRIBUTIONS TO COVER THE TAX LIABILITY OF MEMBERS WITH REGARD TO NET INCOME OF THE COMPANY THAT THE MEMBERS MUST REPORT ON THEIR INDIVIDUAL FEDERAL INCOME TAX RETURN OR THAT THE AMOUNT OF THE CASH DISTRIBUTED TO EACH MEMBER WILL BE SUFFICIENT TO PAY THE AMOUNT OF TAX THAT EACH MEMBER HAS TO PAY ON THE MEMBER'S SHARE OF THE INCOME.

Cash Distributions.

The Managers have discretion to withhold distributions of any of the Company's cash funds which are available after the payment of expenses.

Limitation of Officers' Liability to Company.

Except for certain specified acts or omissions that may be set forth therein, and except to the extent that the Oregon Limited Liability Company Act, as it now exists or may hereafter be amended, prohibits elimination or limitation of officer liability, the Company's Operating Agreement provides that the officers shall incur no liability to the Company or its Members for, and the Company shall indemnify the officers to the fullest extent permitted under Oregon law against, mistakes or errors in judgment or for any act or omission believed by the officers in good faith to be within his or her authority.

Control.

The Company's founders own a majority of the Company's units and will be able to control all matters submitted to the Company's members for approval. Assuming full issuance of this offering, the Company's founders will still beneficially own or control a majority of the Company's Units. As a result, the Company's founders are able to control most matters requiring approval of the Company's members, including a sale of the Company or substantially all of its assets. Such control could have the effect of delaying, deferring or preventing a change of control of the Company. Furthermore, Class C Preferred Units are nonvoting units, and as such investors in Class C Preferred Units will not be able to participate in decisions voted on by the members.

Special Note Regarding Forward-Looking Statements.

The Company's business plans, the pro forma financial projections, and any related materials provided to potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic conditions, and other conditions that might affect operating expenses. The Company's actual results could differ materially from those set forth in the forward-looking statements. Other risk factors that might cause such a difference are discussed above.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: Cost of Goods Sold 20% (ingredients, packaging materials, co-packing fees); Marketing 20% (growth agency fees, paid digital advertising, social media content); SG&A 53.5% (payroll, overhead, sales expenses); Wefunder intermediary fee 6.5%

If we raise: **$1,070,000**

Use of Proceeds: Cost of Goods Sold 25% (ingredients, packaging materials, co-packing fees); Marketing 20% (growth agency fees, paid digital advertising, social media content); E-Comm Fees 3% (merchant services fees, software subscriptions); Customer Acquisition Costs 4% (for E-comm); Freight/Logistics 4%; SG&A 37.5% (payroll, overhead, sales expenses); Wefunder intermediary fee 6.5%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $11,075,564.18 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

See exact security attached as Appendix B, Investor Contracts

Riff LLC is offering up to 1,592,273 Class C Preferred Units, at a price per unit of $0.679.

Investors in the first $250,000.40 of the offering will receive units at a price per share of $0.65, and a pre-money valuation of $10,602,528.30.

The campaign maximum is $1,069,999.50 and the campaign minimum is $50,000.60.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Preferred Units	2,594,933	0	Yes

Units	[illegible]	0	Yes
Class B Nonvoting Units	2,149,138	2,149,138	No
Class A Voting Units	14,162,444	14,162,444	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class C Preferred Units have a 1x liquidation preference over Class A and Class B Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;

4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Evers Trust
Issue date	07/15/18
Amount	$125,000.00
Outstanding principal plus interest	$152,760.00 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	07/16/25
Current with payments	Yes

Secured.

-

Loan

Lender	Ayana Partners, LP
Issue date	09/23/18
Amount	$25,000.00
Outstanding principal plus interest	$30,281.25 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	09/24/25
Current with payments	Yes

Secured

Loan

Lender	Karen Stiner
Issue date	10/28/18
Amount	$50,000.00
Outstanding principal plus interest	$6,029.67 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	10/29/25
Current with payments	Yes

Secured

Loan

Lender	SBA
Issue date	06/11/20
Amount	$30,000.00
Outstanding principal plus interest	$30,000.00 as of 12/31/21
Interest rate	3.75% per annum
Maturity date	06/12/50
Current with payments	Yes

SBA EIDL Loan

Loan

Lender	Paul Evers
Issue date	01/01/21
Amount	$557,871.00
Outstanding principal plus interest	$600,372.00 as of 12/31/21
Interest rate	8.5% per annum
Maturity date	01/01/25
Current with payments	Yes

Unsecured. This loan was a consolidation of the previous unsecured loans from 2018-2019 that summed to $500,000 with an additional sum of $57,872 in accrued interest.

Loan

Lender	SBA
Issue date	02/03/21
Amount	$194,456.00
Outstanding principal plus interest	$196,255.00 as of 01/03/22
Interest rate	1.0% per annum
Maturity date	02/04/26
Current with payments	Yes

PPP2: This loan has been calculated to have $154,167 forgiven leaving a balance of approximately $40,000.

Loan

Lender	Paul Evers
Issue date	11/11/21
Amount	$100,000.00
Outstanding principal plus interest	$100,931.51 as of 12/31/21
Interest rate	8.5% per annum
Maturity date	11/12/22
Current with payments	Yes

Unsecured

Loan

Lender	Paul Evers
Issue date	12/21/21
Amount	$25,000.00
Outstanding principal plus interest	$25,058.22 as of 12/31/21
Interest rate	8.5% per annum
Current with payments	Yes

Unsecured

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2021	Section 4(a)(2)	Common stock	$2,500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate

amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Evers Trust
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	07/15/18
Outstanding principal plus interest	$152,760.00 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	07/16/25
Current with payments	Yes
Relationship	Founder

Name	Ayana Partners, LP
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	09/23/18
Outstanding principal plus interest	$30,281.25 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	09/24/25
Current with payments	Yes
Relationship	Investor

Name	Karen Stiner
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	10/28/18
Outstanding principal plus interest	$6,029.67 as of 12/31/21
Interest rate	6.5% per annum
Maturity date	10/29/25
Current with payments	Yes
Relationship	Investor

Name	Paul Evers
Amount Invested	$557,871.00
Transaction type	Loan
Issue date	01/01/21
Outstanding principal plus interest	$600,372.00 as of 12/31/21
Interest rate	8.5% per annum
Maturity date	01/01/25
Current with payments	Yes
Relationship	Founder

Name	Paul Evers
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	11/11/21
Outstanding principal plus interest	$100,931.51 as of 12/31/21
Interest rate	8.5% per annum
Maturity date	11/12/22
Current with payments	Yes
Relationship	Founder

Name	Paul Evers
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	12/21/21
Outstanding principal plus interest	$25,058.22 as of 12/31/21
Interest rate	8.5% per annum
Current with payments	Yes
Relationship	CEO and Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make award-winning cold brew and game changing climate-friendly plant-powered energy drinks.

In five years, we want to continue incremental regional expansion of our cold brew, and national expansion in the energy category across all channels with Riff Energy+. Forward-looking projections cannot be guaranteed.

Milestones

Riff LLC was incorporated in the State of Oregon in May of 2017.

Since then, we have:

- Mission & Purpose Driven: Reversing Coffee's Contribution to Climate Change
- Rock Star Team of Advisors Including a Super Bowl Champion and a Former President of Anheuser-Busch
- Executive Team of Veterans from Food Science, Coffee, Craft Beverage, Branding, and Pro Sports
- Upcycling a Byproduct of the Coffee Harvest into a Tasty Good-For-You Climate-Friendly Energy Drink
- Utilizing a Readily Available Nutritionally-Rich Ag Product to Capitalize on a Rapid-Growth Category
- Distributed in 9 States to Top Natural & Conventional Grocery Stores with Growing E-Comm Presence
- Backed by Seasoned Investors from Food & Bev, Technology, Retail, Venture Capital and Consumer Goods

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $252,431 compared to the year ended December 31, 2020, when the Company had revenues of $414,316.
- *Assets.* As of December 31, 2021, the Company had total assets of $598,051, including $35,513 in cash. As of December 31, 2020, the Company had $599,732 in total assets, including $75,847 in cash.
- *Net Loss.* The Company has had net losses of $875,439 and net losses of $1,213,637 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,603,382 for the fiscal year ended December 31, 2021 and $1,294,922 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,725,072 in debt and $3,550,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 month before we need to raise further capital; however, the company's Founder and CEO will continue to lend funds to cover short-term burn if necessary. Also, the company has approximately $100k soft-circled from investors prior to launching this offering.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future outside of what is described in this Form C.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Riff LLC cash in hand is $77,033.98, as of November 2021. Over the last three months, revenues have averaged $20,588/month, cost of goods sold has averaged $17,952/month, and operational expenses have averaged $78,494/month, for an average burn rate of $75,858 per month. Our intent is to be profitable in 31 months.

During Q4 of 2021, there was a significant one-time write-off of obsolete packaging as well as damaged and aged product that summed to $50,900. This one-time expense was excluded from the operational expenses average.

Our financials cover 2019 and 2020. Not much happened in 2020, except for a global pandemic. Kidding aside, while we are still in the midst of this complex, interconnected global situation, we will focus our response on the changes we are seeing since the end of 2020. The most significant trend that continues today is the severe reduction of the food service and office coffee service channels catering to restaurants and corporate campuses due to restrictions imposed by the pandemic. Our own Taproom located in Bend, Oregon, was closed in February of 2021. While this reduced our topline revenues, it also eliminated significant operating costs and demand of our time and attention. This has freed up resources for us to focus more effectively on our core business: ready-to-drink packaged beverages. Within that business, in 2020 we expanded our line to include a natural energy drink line brewed from upcycled cascara (a historically wasted byproduct of the coffee harvest), called Riff Energy+. However, constraints imposed by the pandemic have impeded distribution growth due to corporate retail buyers being slow to adopt new products under the pressure of labor shortages, delays in category resets, and record demand for pantry and staple grocery items earlier in the pandemic. So it is in 2021 that we have started to enjoy meaningful distribution gains in both cold brewed coffee (focus on the Pacific Northwest) and our Energy+ natural energy product lines (now in 9 western states).

Riff is forecasting $1M in gross revenue for 2022. Of the $1M, $250K will be realized in Q1 and Q2 combined. The remaining $750K will be realized in Q3 and Q4 due to peak seasonality compounded by distribution gains, and increasing rates of sale at retail. These figures are based on a bottoms-up sales plan based on specific account acquisition targets and anticipated velocity rates, with a rolling calendar of new retail authorizations compounding our monthly revenues over the course of the year.

On the expenses side, we expect to see similar monthly expenses at the level we are currently trending which is approximately $90,000. We expect a significant uptick in retail placement fees as a result of the added distribution mentioned above. These could manifest as cash investments or as product free-fills (leveraging product as currency). We expect this to increase the total sum of expenses in months 4-6 by about $25,000-$50,000.

It is very common for packaged beverage brands to not realize profitability for the first several years following launch, or until they reach significant volumes in order to enjoy economies of scale with ingredient and packaging suppliers. Scale allows the company to both:

1) Enjoy favorable pricing on costs of goods sold (COGS) translating into a healthy margin for each unit sold.

2) Generate positive cash flows to completely fund operating costs related to product innovation, marketing, sales, manufacturing, supplies, payroll and other overheads.

With $3M in total future funding, we expect to be profitable in 2024. We will get there with an established and stable direct-to-consumer business, distribution growth, and increased margins largely gained by shifting our cold brew line from bottles to cans, and our Energy+ line from labeled cans to printed cans.

Riff is authorized to raise up to $1.75M through our Wefunder crowdfunding campaign. To cover short-term burn, beyond capital raised through Wefunder and revenue generated from sales, we have access to private lending from one of our co-founders to cover the delta between available funds and operating costs through 2022 if necessary. As mentioned above, we anticipate becoming profitable by 2024 resulting from significant distribution growth.

Projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Evers, certify that:

(1) the financial statements of Riff LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Riff LLC included in this Form reflects accurately the information reported on the tax return for Riff LLC filed for the most recently completed fiscal year.

Paul Evers
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the

Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://letsriff.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Riff Early Bird Subscription Agreement
SPV Subscription Agreement
Riff Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Colin McCall
- Kevin Smyth
- Paul Evers

Appendix E: Supporting Documents

- ttw_communications_91707_022646.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Riff Early Bird Subscription Agreement
- SPV Subscription Agreement
- Riff Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Colin McCall
- Kevin Smyth
- Paul Evers

Appendix E: Supporting Documents

- ttw_communications_91707_022646.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Riff LLC

By

Paul Evers

Co-founder / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Evers

Co-founder / CEO

4/25/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder

Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.